Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: January 11, 2022

VIAVID
communications simplified.

ICR, Inc.

Grove Collaborative Session

January 11, 2022

ICR, Inc. - Grove Collaborative Session, January 11, 2022

C O R P O R A T E P A R T I C I P A N T S

Dana Telsey, CEO and Chief Research Officer, Telsey Advisory Group

Stuart Landesberg, Founder and Chief Executive Officer, Grove Collaborative

P R E S E N T A T I O N

Dana Telsey

Good afternoon, everyone. Thank you so much for joining us today. I'm thrilled to be here today with Stu Landesberg, the CEO and Founder of Grove Collaborative.

For those of you who think you don't know what Grove Collaborative is, I bet you do and you probably use some of their products. Grove Collaborative is a purpose-driven business that's focusing on transforming the consumer products markets to be good for people and good for the planet. They're a B corporation, and utilizing a flexible delivery subscription model, and more recently, their entry into the brick-and-mortar retail area through their partnership with Target.

Stu, a lot to chew on in the, what, just under 10 years since you founded the company? Why don't you tell everyone what Grove is since it is new to the investor community?

Stuart Landesberg

Thanks so much, Dana. Really excited to be here, and it has been almost a decade. It's hard to believe.

When we started Grove, we really to set out to change the home and personal care industries in particular, which are almost $1 trillion globally, $180 billion a year just in the U.S. If you look at these categories today, almost 100% of the product sold is wrapped in single-use plastic, and the vast majority of product is based on synthetic and petroleum-based ingredients.

So there's an incredible opportunity to change the products that people are buying to better align to what we know today about the ingredients that are good for us, and the packaging and supply chain that's good for the planet. I started the business in 2012 to change the world by changing the industry, and over the last nearly 10 years, it's been incredibly interesting to watch how the business has evolved.

We started focused solely on direct-to-consumer distribution of third-party brands. But what we found over time was that our connection to the consumer, because we operate a direct-to-consumer marketplace with millions of customers, gave us access to differentiated data and to differentiated innovation cycle. That allowed us to transform the Company, not just to being an interesting curator and purveyor of products, but to building Grove Co. into the leading sustainable brand in home and personal care today.

We launched the Grove Co. brand first direct-to-consumer, and as Dana mentioned earlier, in 2021 launched successfully into brick-and-mortar through a Target partnership. Really excited today to talk about the business, and also to talk about the opportunity to transform an industry that is massive in both scale and in terms of impact.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

Stu, tell us about that scale, because it is large. You have a huge opportunity. What's the competitive moat of Grove Collaborative that others won't be able to replicate?

Stuart Landesberg

Sure, so it's well known this is a massive industry. There's almost $1 trillion of market cap in competitors in the HPC space alone, but the thing that really differentiates us as we seek to transform the $180 billion in the U.S. first, but inevitably, globally over time, is a faster cycle of innovation than any company in the space, and that comes from our legacy and foundation as a direct-to-consumer brand. Because we know our customers so well, we get more shots on goal from an innovation perspective, and better-informed shots on goal.

The data gives us better insight into what product to make, and because we can launch on our own site, we can actually pre-launch products to customers before they even exist. We have a product development cycle where we can create in a quarter of the time - or a fifth or sometimes even faster, much more disruptive innovation than legacy companies that have to go to market through traditional distribution. And as a result, we’re able to build more and more different product than everyone else in the market.

A great example of this is our hard surface cleaner system, which is a chassis refill system. You can think about it like a razor/razor blade system—and if I can reach behind me, I'll get a prop here—where we will sell a chassis, a reusable bottle like this, with a tiny little bottle of concentrate. This one is a multi-purpose cleaner, but we do the same thing for glass and tub and tile and bathroom floor cleaner.

What this system allows us to do is not only create great lock-in with the consumer but once you're in the system, this product is higher-quality than the competition’s. And because the supply chain on this is simpler, we’re able to deliver a higher-quality product at a lower price with a lighter environmental footprint and still make a very, very strong margin.

That's the type of innovation that separates us from everyone else in the industry. And I believe that the most important thing in the next 10 years in this industry is who can get the most data on how to transform the industry to be more sustainable. Because I think that transition is inevitable, and the winner will be the company that can best leverage data to drive the most beloved consumer-centric innovation.

Dana Telsey

When you talk about leveraging data, and frankly blending it with product efficacy, your zero plastic commitment by 2025 is how I think of the differentiation of Grove products. How do you view your brand message? How do you see it evolving?

Stuart Landesberg

It's a great point. I think that clarity of mission is a core competitive advantage when it comes to attracting talent and when it comes to really bringing breakthrough products to market. When we first set out to become zero plastic, it seemed like an impossible goal. But over the last year-and-a-half, we've seen more than $100 million in annual sales through zero plastic product, and we see that our zero plastic product lines are our fastest-growing and some of our most beloved, and we’re able to bring that product to market with very, very strong accretive margins.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

If you look at the type of differentiation, for example, when we go to market with this system that we just talked about, there's no single-use plastic at all here, and so this is an innovation that empowers us not just to create something that's better for the consumer, but that really changes the dynamic in the market, and the next phase is expanding this type of innovation to new categories.

For example, we launched laundry sheets earlier this year. Fabric care is a massive, massive industry that today is almost entirely wrapped in single-use plastic. And so our ability to bring an incredibly efficacious product—because you're exactly right, no efficacy, no long-term business—an incredibly efficacious product to market at a price point that's compelling to customers and where the financial trade-off for us can be good, that's really a win-win-win.

We’re really proud of the kind of innovation that we’re bringing to market, and it is underscored, as you said, not just by sustainability but by the kind of best-in-class efficacy that can be proven time and again by third-party lab tests. That means that—I'll just use myself self-referentially—even though I was excited to try the laundry sheets, if they don't get the spaghetti sauce out of my two-year-old’s shirt, we’re not buying them again, so it really is that combination.

Dana Telsey

Some of the public numbers I have seen—I mean, you have more than 1.5 million active customers now, 2021 looked to be annual sales of $385 million with a 50% gross margin, and an impressive 54% CAGR from 2018 to 2021. When you think of some of the brands—Mrs. Meyers, Seventh Generation—are they more partners on your DTC platform or competitors on the Target shelves? How do you think about it?

Stuart Landesberg

Our Company vision is that consumer products will be a positive force for human and environmental health. And the second word in our Company name is deliberately “Collaborative” because we are a business and an organization that believes that we can always go farther together, and so we want to partner with everyone in the industry that we possibly can to drive the change that we seek.

If you think about how this plays out from a business model perspective, we have dominant, dominant market share in zero waste and zero plastic categories today for the categories we participate in. But zero waste and zero plastic is less than 1% of the market in most of those categories. I would like nothing more than to see us lose market share because zero plastic fabric care, for example, is going from 0.1% of the market to 10% of the market. That is the path that will drive massive scale for our industry.

There is no way that we will continue to maintain the dominance we have in some of our zero plastic businesses as the zero plastic market grows. But we've been public with our commitments and we've been pulling the industry along because the opportunity here is so large that if we are successful in driving this sea change that I already see underfoot in the industry, Grove will not be the only beneficiary but we are poised to be an extraordinary beneficiary, and if we execute well, one of the largest beneficiaries of the trend.

So I view all companies that can help partner in making that change possible to be collaborators in terms of what we want to achieve in the long term, and ultimately collaborators in what will drive returns for all stakeholders, very much including our shareholders.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

You're pulling everyone along and driving the industry towards sustainability.

Stuart Landesberg

Yes, we see this change as inevitable, and we think of it as our job to be both a lighthouse brand and to continue as the market leader there. Part of the reason—I know we'll get to the SPAC in a second—part of the reason we partnered with Richard Branson is I view the next 10 to 20 years as a once-in-a-lifetime opportunity. Every buyer at every retailer in the world is going to have to answer questions from their boards and CEOs who are focused on sustainability - “What are we doing for zero plastic?”

Grove has the opportunity to be THE brand that stands for that transition. The market leader that can be the answer to that question—because every board should be focused on sustainability today, and I'm confident they will be over the next 20 years.

So when those buyers in our categories that represent $1 trillion globally have to come up with an answer for zero plastic, I want to make sure that Grove is the first call on that list. We went down the partnership path to go public because I viewed someone like Richard and the Virgin brand as an organization that can help us solidify our position as the clear market leader not just in terms of product quality, reviews, margins, efficacy, but also awareness and halo.

Dana Telsey

When I think of the partnership with Richard Branson, I always thought Richard is all about forces for positive change, so the two of you together, was that the key driver that brought it together, and what do you see the funds being used for?

Stuart Landesberg

We were fortunate to have a number of different options around going public. We considered a traditional IPO, and had a number of different SPAC offers. But when I first sat down with Richard, it was clear that he was focused not just on today's numbers—of course that had to check out—but also on how do we work together, really collaborate to raise the Grove brand's profile in order to achieve the long-term goal of eliminating plastic from our industries. And that kind of buy-in was what gave me confidence that he would be a differentiated business partner to the extent that I would want to share so much economics with him.

I think they have so far—it's early—but so far have been extraordinarily engaged in coming up with ways that we’re going to be able to work together in order to allow Grove to leverage the relationships and pedigree and track record of Richard and the Virgin brand to make sure that we are successful in securing as many, as high-profile, and as successful partnerships as possible as we look to scale, particularly across the retail channel.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

Got it. Speaking about that growth strategy, tell us about DTC, retail, I think you just added a new category in terms of pets – tell us about the growth strategy of Grove.

Stuart Landesberg

Sure, so when I look at the market overall, the vast, vast majority of this market is still through traditional retail. Over 90% of the HPC market is in traditional retail, and in home care where our flagship Grove Co. brand plays, I think it's more like 97%, so there's an extraordinary opportunity to take the brand that we’ve built in a channel, shopped by the vast minority of consumers, but that’s still as you mentioned almost $400 million in scale, and bring that beloved product to the channel shopped by the other 90%-plus of consumers.

Our growth strategy is to continue to be the best place online for consumers who want a direct-to-consumer purchase experience in this category, and we do expect to continue growing the direct-to-consumer business. Returns on capital there continue to be attractive, and we will continue to deploy capital there, but over the next five years, the capital efficiency of retail growth, the profitability of retail growth, and the opportunity to build our brand by showing up on end caps in places like Target is extraordinary, and so we expect the retail business to grow materially more quickly.

I expect it to grow by multiples over the next several years, and to drive our overall growth and to drive improvements in capital efficiency as we scale that up. The business plan is actually quite simple: continue to win when it comes to e-commerce, knowing that that's going to be the fastest-growing part of the market, but the vast minority, and then take this beloved and fairly well-known brand today and move it from a channel used by one in 20 shoppers to places where 20 in 20 shoppers shop.

That's a fairly clear roadmap for us over the next five-plus years that we think will create not just revenue but overall and unit profitability increases.

Dana Telsey

How does the Target partnership impact your go-forward retail strategy?

Stuart Landesberg

The Target partnership was quite interesting. We picked them. They were our first choice, and we were lucky to have an extraordinarily strong collaboration with them. But Target has never seen success for a chassis refill system like ours in our categories, so we went in with some fairly unprecedented types of product. When our Board asked me, “Why do you have so much confidence in moving down this path?” the answer was fairly simple. “Our team has sold five million of these reusable spray bottles. Why do I have confidence that they'll sell at Target? Because it's the same people who love the product.”

They're the same humans, and so I had enough data to know that we had the pricing right, we had the assortment right, we had the merchandising strategy right, we had the promotional strategy right. And because I was able to take that data, I could invest really aggressively in that partnership to make sure that in our first year, we were the number one launch across our categories of cleaning, hand, and dish, and we outperformed conventionals and naturals, all brands, to be the number one overall brand in the cleaning category, in repeat rate, in units per trip, and in share of basket; key metrics that I could not have hoped to outperform.

This was an extraordinarily strong proof point where we were above both our own and Target's expectations that gives us confidence in expanding the retail platform as we go forward. I do have confidence that the results we have today are just the tip of the iceberg in terms of the opportunity there.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

I think one of the other impressive things that I've been reading about is your customer and the loyalty of the customer, and the cohort retention and the success across geographies. Do you want to expand a little about the customer and the opportunity?

Stuart Landesberg

Absolutely. We built this business to change the industry and in order to do that, we can't just win in New York, San Francisco, Boston, LA, DC, Miami. We have to win everywhere. San Francisco, California, and Elmore County, Idaho, those are two of our top 10 zip codes, truly. When you look at the Targets that are most successful, sure, Brooklyn, New York, Portland, San Francisco, Chicago are all on the list, but so are a number of metros that have fewer than 200,000 people.

When you look at—and there's a slide in our PIPE deck that's publicly available that you should look at—our penetration, it is not a map of who voted for who in the last presidential election. It's not a map of income. It's not a map of population density. We succeed everywhere. We've been successful in building a big tent because we picked sustainability issues that are not divisive. Climate change, for better or worse, is a divisive issue. Plastic waste is not. Eighty-four percent of Americans want to see action taken on plastic waste. It's hard to get 84% of the U.S. to agree the sky is blue.

This is an extraordinary issue because of its scale and because of how easy it is to understand, and so we've taken a very big tent approach in a huge category and that's allowed us to build an extraordinarily broad base of consumer love. When you look at the loyalty, I view that as a little bit of a separate thing from who our customer is. I view that as about delivering top-quality product.

We haven't talked enough probably about efficacy because our category, natural products, has a history of under-delivering on efficacy. And that history, I think, has prevented many of the brands in our category from reaching real scale because first and foremost, if you want to acquire a customer and keep him or her or them for life, the product has to over-deliver every single time you use it, and so we invested in product efficacy way ahead of the curve.

When I look at customers—and it is true, if you look at our customer retention, after year two there's almost no revenue churn in our cohorts. The reason for that is because the product just works and works really, really well, and so because we had—look, the business has been around for almost a decade. We’ve been working on product that hits exactly the consumer needs from a price, size, efficacy, fragrance, customer you name it perspective. And so because we’re able to deliver products consumers genuinely love, we do see the kind of behavior change that creates annuity-like revenue streams in the direct-to-consumer business, and probably more importantly, builds a brand that consumers can make their own and share with their friends and families.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

When you talk about products, I always think of you as home, personal care, and beauty. Now you have pets. Where are you in each of the categories and where do you go?

Stuart Landesberg

As you look at our industry, I talk about HPC, but really it's about changing CPG as a whole, and a lot of the expertise that we've developed is broadly applicable across categories. One of the real benefits of owning your own direct-to-consumer business is we can see where the heat is. We can see where consumers are looking for product that doesn't exist. We can see where we’re seeing growth. We can also understand, not to talk too much like a capitalist, but where the margins are good. We have a history of doing well and doing good and we want that to continue, so we want our innovation to line up with opportunities for both revenue growth and margin expansion.

When we look out at that, we have a track record of expanding into high-margin categories, leveraging our foundation of high-quality innovation and sustainable supply chain. The newest launch, Good Fur, is a zero waste pet brand, one of the few zero waste pet brands out there. We saw that there was a big opportunity in the category to leverage our understanding of the zero plastic supply chain and bring that into a high-margin, high-growth industry, and so the way I think about our business overall is that the Grove Co. brand is the core asset.

That will be the first brand to do $1 billion in revenue, but we have a portfolio of what I call incubator brands that I think of creating option value for the future. The principles that will allow Grove to get to $1 billion of revenue are the same principles that will create the new leading brand across multiple categories, and when it comes time to scale up Good Fur or Peach, our zero waste personal care brand, we want to have real experience in those categories so that when we scale those businesses, we’re not taking our partners at retail brands that are new.

We're taking the brand to retail once it has millions of data points from consumers and once we are 100% sure that when we put that product on a shelf, consumers will love it. That’s how we think about it. The focus, and focus is so important, is on the Grove Co. brand, but we also want to plant seeds to allow us to continue growing at above-industry growth rates, not just for the next five years but for the next 20.

Dana Telsey

Got it. Some macro topics that everyone is focused on, and I wonder, how is Grove Collaborative pivoting through this environment and navigating where the supply chain, first up, manufacturing, distribution, transportation, inventory flow? How is it impacting your business?

Stuart Landesberg

I think the most important thing to solving any problem is having a great team, and I haven't yet talked about how good the team is and so I just want to call out that we are lucky to have an extraordinary team across the business, and when I think about the challenges that have hit our business in supply chain, cost of labor, cost of fulfillment, those are true for everyone but we've been extraordinarily successful in mitigating them because we have the right leaders in place.

I'll use fulfillment cost per order as an example. We've seen massive declines in our fulfillment cost per order, which is inclusive of distribution like UPS last mile, labor, packaging materials, and credit card processing. We've seen huge declines in that since 2018, and even 2021 year-to-date as of the end of the third quarter, which is our most recent public number, we were flat year-to-date 2021 over 2020 despite growth in the size of the order.

If you think about that, despite all the disruptions in the supply chain and despite shipping more stuff in every box, we were still paying the same year-to-date 2021 as in 2020. And the way we've mitigated that is by driving the same type of efficiency increases and improvements in how we operate as we do every single year. This year, instead of driving cost reductions, they're driving sort of cost neutralness but we have a real culture of continuous improvement and we have a leadership team in place that's able to execute against that, and so that's given us I think some real insulation.

The other thing I'll say is we have a unique supply chain. If you think about it, we don't buy very much plastic. We don't buy a lot of our raws on the bulk market because we’re using higher-quality products to meet our higher standards, and so in that way also we have some insulation. The last thing is we have a track record of partnership and growth and innovation with folks across the supply chain that allows us to get I think very, very strong and favorable treatment in times when the market is tight, so we’re focused on it, but so far have done, I think, an admirable job in offsetting the very real pressures that everyone in our industry is facing.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

Next topic is inflation. That kind of runs with that a little bit. What are you seeing pricing your products? How do you think about it?

Stuart Landesberg

I think this is on everyone's mind, and it's certainly on the consumer's mind. One of the things that's important to me about building a big tent is making sure that our brand stays affordable, and so we haven't baked into our forecasts any increases in product pricing for our own brand product. We know that many other competitors in the marketplace are increasing prices, but one of the core advantages about being a company with a fast innovation cycle is we’re able to innovate with the most recent data.

If you think about us, in the calendar year 2020, we launched 160 products. We're launching products so frequently that we can update the cost assumptions into the product that we’re bringing to market today and so we don't get stuck with products that have low margins that require us to then take price increases. We're able to innovate instead of raising prices to the consumer. And so we see the price increases from across our industry but it's very important to me that we hold the line, especially on the core Grove Co. brand that's growing so quickly.

I think the way we’re going to be able to do that is the same way we've done it historically, which is by innovating quickly and by launching new product that hits our margin goals with updated cost assumptions and can still over-deliver to the consumer because every new product launch incorporates what customers want. And so I think we'll be successful in mitigating a lot of those cost inflation pressures and perhaps we'll see our price relative to competitors go down if other companies continue to raise their prices.

Dana Telsey

Got it. Data and innovation are certainly the keys, and how are you thinking about consumer health and the lapping of stimulus?

Stuart Landesberg

We've always been focused on being a brand that's approachable for all Americans, and if you look at the average Grove consumer, the top five places they shopped before Grove were Walmart, Kroger, Costco, Target and Sam's Club. This is the average American consumer: under $100,000 of annual income, one-and-a-half jobs. It’s always been important for us to over-deliver from a value perspective.

And we’re lucky to be in defensive categories. People use dish soap, good economies, bad. People use bath tissue no matter what, and so we’re in defensive categories but we are hyper-focused, as always, on making sure that our product does not force people to make a decision between buying something that aligns with their values and buying something that fits within their budget.

We view our core job as unchanged in strong and weak economies. It's always about over-delivering to the consumer and building as big a tent around our mission as possible.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Dana Telsey

I think we were just given the hook in terms of time – I want to wrap on a comment that you made, Stu, that I think really articulates the heart of the business: "Consumerism doesn't have to be the enemy of environmentalism," and as you said before, "Doing well means doing good." Any note that you'd want to end on as we follow the path of Grove Collaborative and look forward to continuing the dialogue and watching you on the journey?

Stuart Landesberg

This has been great. I'll just say I think the thing that makes me so excited is, and you talked about our scale today, but we are on the first pitch of the first inning. And I think when we look back in 20 years on the core biggest problems of our day, we will see single-use plastic as an obvious and massive problem that needs to get solved and a problem that touches trillions of dollars, no exaggeration, of revenue every year. And we are incredibly well-positioned to be a leader and a beneficiary of that transition, and I can't wait to go and make it happen every day.

Dana Telsey

Great. Thank you so much for joining us today here at the ICR Conference and stay safe and healthy. Look forward to following Grove Collaborative as we move in the future. Thank you.

Stuart Landesberg

A pleasure. Talk soon.

Dana Telsey

Bye.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Additional Information and Where to Find It

In connection with the business combination, Virgin Group Acquisition Corp. II (“VGAC II”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the business combination to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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ICR, Inc. - Grove Collaborative Session, January 11, 2022

Participants in the Solicitation

VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement/prospectus of VGAC II for the business combination.

Caution Concerning Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements that may be contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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